UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 4, 2025

Windstream Parent, Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-281068	99-2892631
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

4005 Rodney Parham Road, Little Rock, Arkansas	72212
(Address of principal executive offices)	(Zip Code)

(501) 748-7000

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

As previously disclosed, on May 3, 2024, Windstream Holdings II, LLC (“Windstream”) entered into an Agreement and Plan of Merger, by and between Windstream and Uniti Group Inc. (“Uniti”), as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 17, 2024 (as it may be further amended and/or restated from time to time, the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement and following a pre-closing reorganization of Windstream, an affiliate of Windstream identified as “Merger Sub” in the Merger Agreement will merge with and into Uniti (the “Merger”), with Uniti surviving the Merger, with the result that both of Uniti and Windstream’s successor by merger will be indirect wholly owned subsidiaries of Windstream Parent, Inc. (“Parent”). In connection with the Merger, Parent will be renamed Uniti Group Inc.

In connection with the Merger, Parent is filing this Current Report on Form 8-K to provide (i) the audited financial statements and related notes of Windstream as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 and (ii) the related management’s discussion and analysis of financial condition and results of operations of Windstream, attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

The information contained in Exhibits 99.1 and 99.2 to this Current Report on 8-K updates and supplements the disclosure contained in Parent’s prospectus filed pursuant to Rule 424(b)(3) relating to the Merger, as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2025 (the “Windstream Prospectus”), and in Parent’s registration statement on Form S-4 (File No. 333-281068), as amended (the “Windstream Registration Statement”), which was declared effective by the SEC on February 12, 2025. Exhibits 99.1 and 99.2 shall be deemed incorporated by reference into the Windstream Prospectus and the Windstream Registration Statement. To the extent that the information in this Form 8-K differs from or updates information contained in the Windstream Prospectus or the Windstream Registration Statement, the information in this Current Report on Form 8-K shall supersede or supplement the information in the Windstream Prospectus or the Windstream Registration Statement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in or incorporated by reference into this communication that are not historical facts constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the SEC. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Forward-looking statements are based on the current beliefs and expectations of the managements of Uniti and Windstream and are subject to significant risks and uncertainties outside of their control. Words such as “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “aims,” “potential,” “will,” “would,” “could,” “considered,” “likely,” “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Windstream Registration Statement.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on future circumstances that may or may not occur. Actual results may differ materially from the current beliefs and expectations of the management of Uniti and Windstream depending on a number of factors affecting their businesses and risks associated with the successful execution of the Merger and the integration and performance of New Uniti following the Merger. In evaluating these forward-looking statements, you should carefully consider the risks described in other reports that New Uniti and Uniti file with the SEC. Factors which could have a material adverse effect on operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to: the Exchange Ratio being based on pre-determined ownership percentages meaning that it will not be adjusted if there is a decrease in Windstream’s value prior to the Merger, and therefore Uniti stockholders cannot be sure of the value of the consideration they will receive in the Merger, if completed; the Exchange Ratio being dependent upon the amount of then outstanding Uniti Common Stock and Windstream units at the Closing, which means that the Exchange Ratio will not be determined until immediately prior to the Closing; the Merger being subject to conditions, including conditions that may not be satisfied or waived on a timely basis or at all, and which if delayed or not satisfied may prevent, delay or jeopardize the Closing, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Merger; the termination of the Merger Agreement, which could negatively impact Uniti and Windstream and, in certain circumstances, could require Uniti to pay certain termination fees or expense reimbursement to Windstream; the uncertainty that Uniti will be able to obtain sufficient cash to pay the Closing Cash Payment for the Merger in a timely manner or at all; stockholder litigation, which could prevent or delay the Closing or otherwise negatively impact each of Uniti’s and Windstream’s businesses and operations; the significant transaction costs that Uniti and Windstream will incur in connection with the Merger; the possibility that the Merger may distract Uniti’s and Windstream’s respective management teams from their other responsibilities and the Merger Agreement may limit each of Uniti’s ability and Windstream’s ability to pursue new opportunities; the possibility that the Merger, including uncertainty regarding the Merger, may cause third parties to delay or defer decisions concerning Uniti and Windstream and could adversely affect Uniti’s and Windstream’s ability to effectively manage their respective businesses; business uncertainties while the Merger is pending, which may negatively impact Uniti’s ability and Windstream’s ability to attract and retain personnel; the unaudited pro forma condensed combined financial information in the Windstream Prospectus which are presented for illustrative purposes only and may not be reflective of New Uniti’s operating results or financial condition following the Closing; our stock price, which may fluctuate significantly; insider control over New Uniti that could limit your ability to influence the outcome of key transactions, including a change of control; certain provisions of Delaware law and our certificate of incorporation and bylaws that may deter third parties from acquiring us; the fact that we do not anticipate paying any cash dividends in the foreseeable future; competition and overbuilding in consumer service areas and competition in business markets, which could reduce market share and adversely affect New Uniti’s results of operations and financial condition; risks related to pro forma consolidated indebtedness, which could materially and adversely affect New Uniti’s financial position, including reducing funds available for other business purposes and reducing our operational flexibility; the possibility that our reliance on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business, and further, cybersecurity incidents could have a material adverse effect on our business, our results of operations and financial condition; rapid changes in technology, which could affect our ability to compete; the possibility that continuous increases in broadband usage may cause network capacity limitations, resulting in service disruptions or reduced capacity for customers; risks related to New Uniti’s operations, which will require sufficient access to liquidity to fund cash needs; if funds are not available when needed, this could affect service to customers and growth opportunities and have a material adverse impact on the business and financial position; risks related to the potential of New Uniti being prohibited from participating in government programs, which could cause results of operations to be materially and adversely affected; risks related to New Uniti being subject to various forms of regulation from the FCC and state regulatory commissions, which limit pricing flexibility for regulated voice and high-speed Internet products, subject New Uniti to service quality, service reporting and other obligations and expose New Uniti to the reduction of revenue from changes to the USF, the inter-carrier compensation system, or access to interconnection with competitors’ facilities; risks related to the possible impact of tariffs, including trade tariffs, and trade disputes; risks related to New Uniti’s business being subject to other government regulations and changes in current or future laws, regulations, rules, federal executive orders or state or federal mandates could restrict its ability to operate in the manner currently contemplated; and additional factors discussed in the Windstream Registration Statement and in Part I, Item 1A “Risk Factors” of Uniti’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as those described in Windstream’s and Uniti’s subsequent filings with the SEC. Forward-looking statements speak only as of the date of this communication. Except as required by law, Uniti, Windstream and New Uniti expressly disclaim any obligation to update or revise any forward-looking statements to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based.

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between Windstream and Uniti (the “proposed transaction”).  In connection with the proposed transaction, Windstream filed a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC on February 12, 2025 and Uniti filed a proxy statement with the SEC on February 12, 2025. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain copies of the registration statement and proxy statement/prospectus (when available) as well as other filings containing information about Windstream and Uniti, without charge, at the SEC’s website, http://www.sec.gov. Copies of the registration statement and proxy statement/prospectus and each company’s other filings with the SEC may also be obtained free of charge from the respective companies. Copies of documents filed with the SEC by Windstream will be made available free of charge on Windstream’s investor relations website at https://investor.windstream.com/. Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti’s investor relations website at https://investor.uniti.com/.

Participants in the Solicitation

Windstream and Uniti and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Uniti is set forth in its definitive proxy statement, which was filed with the SEC on February 12, 2025. Investors may obtain additional information regarding the interests of such participants by reading the registration statement, proxy statement/prospectus and other relevant materials regarding the proposed transaction.

Item 9.01 Financial Statements and Exhibits

Exhibits

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Windstream Holdings II, LLC

99.1	Financial Statements of Windstream Holdings II, LLC

99.2	Management's Discussion and Analysis of Windstream Holdings II, LLC

104	Inline XBRL for the cover page of this Current Report on Form 8-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINDSTREAM PARENT, INC.

Date: March 4, 2025	By:	/s/ Drew Smith
		Name:	Drew Smith
		Title:	Chief Financial Officer and Treasurer